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                                       Filer: Nabors Industries Ltd.
                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933 and Rule 14a-6
                                       under the Securities Exchange Act of 1934
                                       Subject Company: Nabors Industries, Inc.
                                       Commission File No.: 1-09245
                                       Registration Statement No.: 333-76198
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[NABORS INDUSTRIES LOGO]                                  NABORS INDUSTRIES INC.
                                                            515 West Greens Road
                                                       Houston, Texas 77067-4529
                                                                    281-874-0035
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NEWS RELEASE
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               ISS RECOMMENDS SHAREHOLDERS VOTE "YES" FOR NABORS
                              REINCORPORATION PLAN

HOUSTON, TEXAS - June 4, 2002 - Nabors Industries, Inc. (AMEX: NBR) today announced that Institutional Shareholders Services Inc. ("ISS"), the country's leading independent proxy advisor, has formally recommended that Nabors' shareholders vote in favor of the company's reincorporation to Bermuda.

Gene Isenberg, chairman and chief executive officer of Nabors, said, "We are very pleased to have received this independent endorsement to reincorporate the company in Bermuda. We remain committed to this important step for the company and its stakeholders and look forward to implementing the reorganization."

A special stockholders meeting to vote on the reincorporation of the company will be held on June 14, 2002.

The Nabors companies owns and operate over 500 land drilling and 740 land workover and well-servicing rigs worldwide. Offshore, Nabors operates 44 platform, 15 jack-ups, and three barge rigs in the domestic and international markets. Nabors also operates 30 marine transportation and support vessels in the Gulf of Mexico. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management services. Nabors participates in most of the significant oil, gas and geothermal markets in the world.

A registration statement for Nabors Industries Ltd., including the proxy statement/prospectus, has been filed with the Securities and Exchange Commission and is available for free at the SEC's website, www.sec.gov. and at Nabors Industries, Inc.'s website, www.nabors.com. These documents contain important information that investors should consider. Investors should read these documents carefully.

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For further information, please contact Dennis A. Smith, Director of Corporate
Development at (281) 775-8038. To request Investor Materials, call Angela Ridgell at (281) 775-8063. Nabors' address is 515 West Greens Road, Suite 1200, Houston, Texas, 77067.